SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 19, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes__     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__     No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A Notice of a conference call regarding the Company's Annual Results on Thursday January 27, 2005.

NOTICE OF CONFERENCE CALL

STMicroelectronics
 Paris Bourse/Milan Bourse/NYSE

Thursday, January 27, 2005
2:00 p.m. (London Time)

The Company will release earnings after 10:00 p.m. (London Time) on Wednesday, January 26th

Management of STMicroelectronics will conduct a conference call with analysts and institutional investors to discuss operating performance for the fourth quarter and full year of 2004.

From Europe, the direct dial-in number is +44-(0)1452-562-720
(from the U.S.A. please dial +1-706-679-4580).
We suggest you call 20 minutes prior to the scheduled start time to ensure enough time to be connected.

If you are unable to participate in the conference call, a replay will be available.
To access the replay, please dial +44-(0)1452-550-000 (passcode: 3353237) from two hours after the end of the call through Friday, February 4, 2005.

A broadcast of the conference call will be available live on the Internet and archived through Friday, February 4, 2005 at:

www.vcall.com

For further information, please contact Nancy Levain

Tel: +33 (0)1 55 27 15 88 or Email: nancy.levain@ltvalue.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 19, 2005		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosure: A Notice of a conference call regarding the Company's Annual Results on Thursday January 27, 2005.